Darren K. DeStefano	VIA EDGAR
+1 703 456 8034
ddestefano@cooley.com

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [***].

April 14, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Mary Beth Breslin
Mr. Josh Samples
Mr. James Peklenk
Mr. Jim B. Rosenberg

RE:	Biohaven Pharmaceutical Holding Company Ltd.
Amendment No. 1 to Registration Statement on Form S-1
Registration No. 333-217214

Ladies and Gentlemen:

On behalf of Biohaven Pharmaceutical Holding Company Ltd. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 15, 2017 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted with the Commission on February 14, 2017, resubmitted to the Commission on April 3, 2017, and subsequently filed by the Company with the Commission on April 7, 2017 (File No. 333-214217) (the “Registration Statement”), we submit this supplemental letter to further address comment 8 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Cooley LLP   One Freedom Square   Reston Town Center   11951 Freedom Drive   Reston, VA   20190-5656
t: (703) 456-8000  f: (703) 456-8100  cooley.com

CONFIDENTIAL TREATMENT REQUESTED BY BIOHAVEN PHARMACEUTICAL HOLDING COMPANY LTD.

8.             Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common shares underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common shares and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Price Range”) for its IPO.

As is typical in IPOs, the Price Range was not derived using a formal determination of fair value, but was determined by negotiations between the Company and the underwriters. Among the factors that were considered in setting the Price Range were the following:

•                  the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•                  the Company’s financial condition and prospects;

•                  estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•                  recent performance of IPOs of companies in the biotechnology sector;

•                  feedback from the Company’s End of Phase 2 meeting in March 2017 with the U.S. Food and Drug Administration related to rimegepant, the Company’s lead product candidate;

•                  business developments impacting the Company; and

•                  input received from the lead underwriters, including discussions that took place during the week of April 10, 2017 with senior management of the Company and its board of directors (the “Board”).

The Price Range does not take into account the current lack of liquidity for the Company’s common shares and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. Prior to April 10, 2017, the Company and underwriters had not had any specific discussions regarding the Price Range.

Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. Since January 1, 2016, the Company has issued the following equity awards to its employees, consultants and members of its board of directors, all in the form of share option grants:

Date of Grant	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Fair Value per Common Share on Grant Date
December 15, 2016	616,925	$9.29	$6.73
January 9, 2017	5,500	$9.29	$7.45
January 11, 2017	54,000	$9.29	$7.45
January 25, 2017	10,800	$9.29	$8.68
January 31, 2017	325,819	$9.29	$8.68
February 15, 2017	20,800	$9.29	$8.68
February 27, 2017	54,000	$9.85	$9.85
March 6, 2017	10,000	$9.85	$9.85
April 5, 2017	74,000	$10.82	$10.82
April 6, 2017	479,514	$10.82	$10.82

CONFIDENTIAL TREATMENT REQUESTED BY BIOHAVEN PHARMACEUTICAL HOLDING COMPANY LTD.

Historical Determinations of Fair Value of Common Shares

As there has been no public market for the Company’s common shares to date, the estimated fair value of its common shares has been determined by the Board as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sale of its common shares or third-party valuation of its common shares as well as the Boards’ assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent sale of common shares or third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the common shares as of each grant date, including:

•                  the prices at which the Company sold preferred shares and the superior rights and preferences of the preferred shares relative to the common shares at the time of each grant;

•                  the progress of the Company’s research and development programs, including the status of preclinical studies and planned clinical trials for its product candidates;

•                  the Company’s stage of development and commercialization and its business strategy;

•                  external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•                  the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•                  the lack of an active public market for the common shares and preferred shares;

•                  the likelihood of achieving a liquidity event, such as an IPO or a sale of the Company, in light of prevailing market conditions; and

•                  the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

In the course of preparing for its IPO, in February 2017, the Company obtained a third-party valuation, performed on a retrospective basis, of its common shares as of October 31, 2016, the date of the first closing of the Company’s Series A preferred share financing. In addition, the Company obtained third-party valuations of its common shares as of various dates between December 31, 2016 and March 31, 2017. The third-party valuations resulted in valuations of the Company’s common shares of:

•                  $6.73 per share as of October 31, 2016,

•                  $7.45 per share as of December 31, 2016,

•                  $8.68 per share as of January 31, 2017,

•                  $9.85 per share as of February 28, 2017, and

•                  $10.82 per share as of March 31, 2017.

CONFIDENTIAL TREATMENT REQUESTED BY BIOHAVEN PHARMACEUTICAL HOLDING COMPANY LTD.

These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The third-party valuations of common shares were prepared using the hybrid method, which used market approaches to estimate the Company’s enterprise value. The hybrid method is a probability-weighted expected return method (“PWERM”) where the equity value in one or more of the scenarios is calculated using an option-pricing method (“OPM”). The OPM treats common shares and preferred shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common shares have value only if the funds available for distribution to shareholders exceeded the value of the preferred share liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The PWERM is a scenario-based methodology that estimates the fair value of common shares based upon an analysis of future values for the company, assuming various outcomes. The common share value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of shares. The future value of the common shares under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common shares.

April 2017 Option Grants

On April 5, 2017 and April 6, 2017, the Company granted options to purchase an aggregate of 553,514 common shares (the “April 2017 Grants”). The Company determined that the fair value of its common shares on the grant dates of the April 2017 Grants was $10.82 per share based, in part, on a third-party valuation of the Company’s common shares performed as of March 31, 2017 (the “March 2017 Valuation”), which indicated that the fair value of the Company’s common shares as of March 31, 2017 was $10.82 per share.

CONFIDENTIAL TREATMENT REQUESTED BY BIOHAVEN PHARMACEUTICAL HOLDING COMPANY LTD.

The March 2017 Valuation used the hybrid method, which considered both a short-term IPO scenario in which the Company would complete an IPO by April 30, 2017 and a longer-term liquidity scenario, to determine the per share fair value of the Company’s common shares. The two scenarios were probability weighted ([***]% weighting for the short-term IPO scenario and [***]% weighting for the longer-term liquidity scenario) to arrive at a fair value of $[***] per common share. The fair value of the Company’s common shares as of March 31, 2017 under the short-term IPO scenario of $[***] was determined after applying a present value factor (which reflected the present value of the shares based on the expected timeframe to liquidity) and an [***]% discount for lack of marketability.  In addition, the IPO scenario assumed that all preferred shares will convert into common shares and will no longer have the liquidation preferences and preferential rights attributable to the preferred shares as compared to the common shares prior to the IPO. If the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common shares in the March 2017 Valuation would have been $[***] per share (before giving effect to any discount for lack of marketability or time value of money).

Summary

Based on the Price Range provided above, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Price Range, or at all, the Company believes that the fair value of its common shares indicated  in the March 2017 Valuation, which was used, in part, to determine the grant-date fair value of its common shares for the April 2017 Grants, is consistent with the Company’s and the underwriters’ preliminary estimates.

The Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common shares has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common shares or impact of the time value of money, which was appropriately taken into account in the March 2017 Valuation.  If the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common shares in the March 2017 Valuation would have been $[***] per share (before giving effect to any discount for lack of marketability or time value of money).

The Company believes that the difference between the fair value of its common shares indicated in the IPO scenario of the March 2017 Valuation of $[***] per share and the estimated Price Range of $[***] to $[***] per share is due primarily to the fact that (1) the enterprise value in the March 2017 Valuation did not reflect any input received from the lead underwriters, including discussions that took place during the week of April 10, 2017 with senior management of the Company and the Board, and (2) in calculating the fair value of the Company’s common shares, the March 2017 Valuation used a share count for the denominator that included the Company’s full available stock option pool.  In contrast, in establishing the Price Range, the Company, in consultation with the lead underwriters, used the treasury stock method for stock options, which resulted in a smaller denominator and a higher value per common share.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the share-based compensation in connection with its grants of options to purchase common shares are reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter.  The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation

CONFIDENTIAL TREATMENT REQUESTED BY BIOHAVEN PHARMACEUTICAL HOLDING COMPANY LTD.

of the Company that may, if disseminated, negatively impact the trading in the common shares of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 11951 Freedom Drive, Reston, Virginia 20190.

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (703) 456-8034 or Brian F. Leaf at (703) 456-8053.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:	Vlad Coric, M.D., Biohaven Pharmaceutical Holding Company Ltd.
Brian F. Leaf, Cooley LLP
Patrick O’Brien, Ropes & Gray LLP

CONFIDENTIAL TREATMENT REQUESTED BY BIOHAVEN PHARMACEUTICAL HOLDING COMPANY LTD.